                                                          EXHIBIT 11 (g)(14)



                          UNITED STATES DISTRICT COURT
                          NORTHERN DISTRICT OF GEORGIA
                                ATLANTA DIVISION

------------------------------)
INVACARE CORPORATION and      )
I.H.H. CORP.,                 )
                              )
         Plaintiffs,          )
                              )
             v.               )        CIVIL ACTION NO. 97-CV-0205-CC
                              )
HEALTHDYNE TECHNOLOGIES,      )
INC., ET AL.,                 )
                              )
         Defendants.          )
------------------------------)



                      PLAINTIFFS' MEMORANDUM IN OPPOSITION
                   TO DEFENDANT'S MOTION FOR SUMMARY JUDGMENT
                   AND IN SUPPORT OF PLAINTIFFS' CROSS-MOTION
                    FOR SUMMARY JUDGMENT ON CLAIMS RELATED TO
                       INVACARE'S PROPOSED BYLAW AMENDMENT


                                                KING & SPALDING
                                                191 Peachtree Street
                                                Atlanta, Georgia 30303-1763

                                                SIMPSON THACHER & BARTLETT
                                                425 Lexington Avenue
                                                New York, New York 10017

                                                Attorneys for Plaintiffs

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                                                                               1


         Plaintiffs Invacare Corporation and I.H.H. Corp. (collectively "Invacare") submit this memorandum in opposition to the motion for summary judgment filed by defendant Healthdyne Technologies, Inc. ("Healthdyne") on its counterclaim seeking a declaration that the bylaw amendment proposed by Invacare violates Georgia law and is not a proper proposal for consideration at the upcoming Healthdyne Annual Meeting. Invacare also submits this memorandum in support of its cross-motion for summary judgment on its counterclaim on the same issue.

                            I. PRELIMINARY STATEMENT

         Healthdyne argues that its current board has "sole discretion" to manage the company's poison pill and that the board's authority cannot be "limited" by a shareholder-approved bylaw. Healthdyne's argument ignores the most basic principle of corporate law -- that the shareholders own the corporation, and as owners they have the legal right to limit the board's authority.

         The shareholders' most important right as owners is to elect directors who will manage the corporation in accordance with the shareholders' will. The illegal Dead Hand Provision destroys this fundamental right by blocking a successor board elected by the shareholders from removing the poison pill obstacle to shareholder consideration of Invacare's Offer and Merger Proposal. Invacare's proposed bylaw amendment limits the authority of Healthdyne's current board to hamstring future boards with the Dead Hand Provision, thus assuring that successor boards elected by the shareholders will have full power to manage the corporation in accordance with the shareholders' wishes.

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                                                                               2

         Healthdyne's extreme position that the shareholders are powerless to define the board's authority is based entirely on distortions of the governing statutory text. The Georgia Business Corporation Code ("GBCC") plainly allows shareholders to limit the board's authority through a shareholder-approved bylaw. The fundamental provision of the GBCC governing the duties of the board of directors, O.C.G.A. ss. 14-2-801(b), provides that the board's powers are "SUBJECT TO ANY LIMITATION SET FORTH IN the articles of incorporation, BYLAWS APPROVED BY THE SHAREHOLDERS, or agreements among the shareholders which are otherwise lawful." (emphasis added).

         In short, the Healthdyne board has announced its intention to use the illegal Dead Hand Provision to subvert the shareholders' voting franchise by crippling a successor board duly-elected by the shareholders. The GBCC gives Healthdyne's shareholders the right to vote on a bylaw proposal that cures this illegal result.

                             II. STATEMENT OF FACTS

         Virtually all of the background facts necessary to the Court's consideration of this motion are set forth in Invacare's Preliminary Injunction Brief, filed May 16, 1997. Invacare incorporates herein the Statement of Facts from that brief.(1)

         On March 20, 1997, Invacare gave Healthdyne notice of Invacare's intention to introduce certain matters for consideration by Healthdyne's shareholders at the 1997 annual shareholders meeting ("Invacare's Notice"). Invacare's Notice contains a number


--------------------------
(1) Invacare will continue to use the defined terms from its Preliminary Injunction Brief.

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                                                                               3


of shareholder proposals which will, if accepted by the shareholders, clear the way for the shareholders to consider Invacare's Offer and Proposed Merger -- a path currently being blocked by Healthdyne's incumbent directors.

         Healthdyne's Counterclaim and Motion for Summary Judgment challenge only one of Invacare's proposals -- shareholder proposal number 2 (attached hereto as Exhibit A, hereafter "the Proposed Bylaw"), which addresses Healthdyne's Dead Hand Provision. In summary, the Proposed Bylaw provides that the current Board cannot impose or permit to exist any limitation on the authority a new board would otherwise have, including the authority to redeem or amend the poison pill. Invacare seeks shareholder consent to amend the bylaws to remedy the illegal effects of the Dead Hand Provision.

         As shown below, the Court should deny Healthdyne's motion and grant Invacare's cross-motion because the Proposed Bylaw is a valid exercise of the statutory power granted to shareholders under the GBCC to limit the power of the board of directors.

                       III. INVACARE'S PROPOSAL IS LEGAL,
                             VALID, AND ENFORCEABLE

A.       THE GBCC EXPRESSLY AUTHORIZES BYLAWS WHICH
         LIMIT THE POWER OF THE BOARD OF DIRECTORS.

         The GBCC embodies the policy that the shareholders, as the owners of the corporation, have the "fundamental power to control the corporation." Jerome
L. Kaplan, GEORGIA CORPORATIONS, LIMITED PARTNERSHIPS AND LIMITED LIABILITY COMPANIES, ss. 11-8 at 381 (1996 ed.). Because the shareholders, as owners of the corporation, delegate managerial authority to the directors, the shareholders

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                                                                               4


have the inherent right to define the scope of that authority. 5
Fletcher, CYCLOPEDIA OF THE LAW OF PRIVATE CORPORATIONS, p. 460 ("[I]t is for [the shareholders] to . . . define [the Board's] powers, unless there is some charter or statutory provision to the contrary."); May 31, 1997 Second Affidavit of William J. Carney, P. 10, hereafter "Second Carney Aff." (The GBCC "attempts to provide shareholders with wide powers to contract and constrain the ... misbehavior ... of their agents, the directors.").

         Consistent with these general principles, the GBCC expressly authorizes the shareholders to enact bylaws which restrict the Board's authority. The bylaws "may contain any provision for managing the business and regulating the affairs of the corporation that is not inconsistent with law or the articles of incorporation." O.C.G.A. ss. 14-2-206(b). Section 801(b) provides that the business and affairs of the corporation shall be managed under the direction of its board of directors

                  SUBJECT TO ANY LIMITATIONS SET FORTH IN the articles of incorporation, BYLAWS APPROVED BY THE SHAREHOLDERS, or agreements among the shareholders which are otherwise lawful.

(emphasis added).  In addition, O.C.G.A. ss. 14-2-1020(c) states:

                  A bylaw limiting the authority of the board of directors or establishing staggered terms for directors may only be adopted, amended, or repealed by the shareholders.

These provisions authorize Healthdyne's shareholders to amend the bylaws to prevent the incumbent board from enforcing the Dead Hand Provision -- which was enacted by the directors alone -- against the shareholders' wishes. The treatise repeatedly cited by Healthdyne supports this conclusion. SEE Goldstein, GEORGIA

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                                                                               5


CORPORATION LAW & PRACTICE, ss. 10.10, p. 309 (Prentice-Hall 1993) ("SINCE THE ULTIMATE GOVERNANCE AUTHORITY OF THE CORPORATION RESTS IN THE SHAREHOLDERS, bylaws adopted by the directors may be amended or repealed by the shareholders.") (emphasis added); ID. ss. 2.3, pp. 32-33 ("If there is a board of directors, however, the Articles OR BYLAWS may either limit or increase the Board's powers.") (emphasis added).



B.       HEALTHDYNE'S ARGUMENTS AGAINST THE PROPOSED
         BYLAW DEPEND ON A TWISTED READING OF THE
         GBCC WHICH WOULD LEAD TO ABSURD RESULTS.

         1.       HEALTHDYNE'S ARGUMENT THAT THE PROPOSED
                  BYLAW VIOLATES SECTION 624 IS BASED ON
                  AN INCOMPLETE QUOTATION OF THE STATUTE.

     Healthdyne contends that under O.C.G.A.ss. 14-2-624, the board of directors has the unlimited sole discretion to determine the terms and conditions in a company's poison pill. Healthdyne asserts:

                   That section emphasizes the authority of the Board of Directors "to determine IN ITS SOLE DISCRETION, the terms and conditions of the rights . . . issuable pursuant to [ss.624]."

Healthdyne Brief at 13, quoting O.C.G.A. ss. 14-2-624. Healthdyne further asserts that because the Proposed Bylaw purportedly would intrude upon the "sole discretion" of the Board by requiring deletion of the Dead Hand Provision, the proposal "is invalid as a matter of law." ID. This argument fails for three reasons.

         First, ss. 624 actually provides, in relevant part:

                  NOTHING CONTAINED IN CODE SECTION 14-2-601 SHALL BE DEEMED TO LIMIT THE BOARD OF DIRECTORS' AUTHORITY to determine, in its sole discretion, the terms and conditions of the rights, options or warrants issuable pursuant to this Code Section.

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                                                                               6

O.C.G.A. ss. 14-2-624(c) (emphasis added). The underlined language, scissored out by Healthdyne, clearly shows that the 1989 amendments to ss. 624 were simply meant to provide that nothing in ss. 601 limits a board's authority to adopt a shareholder rights plan. SEE Invacare's Preliminary Injunction Brief, pp. 17-18. Healthdyne's argument that ss. 624 is a POSITIVE grant of unlimited "sole discretion" to boards to adopt any manner of rights plan is simply unsupported by the statutory text.

         The Comment to ss. 624 establishes that the language at issue was added in 1989 to overrule the holding in WEST POINT-PEPPERELL, INC. V. FARLEY, INC., 711 F. Supp. 1088 (N.D. Ga. 1988). In WEST POINT, Judge Tidwell invalidated a Georgia corporation's poison pill on the grounds that it violated the predecessor to ss. 601 by discriminating against the bidder because the bidder could not exercise stock purchase rights, while other shareholders holding the same class of shares could exercise these rights. 711 F. Supp. at 1095.(2) The case had nothing to do with dead hand provisions.

         Section 601(a) provides that all shares of the same class must be treated equally. Thus, because the essential nature of a poison pill is to dilute a bidder by granting favorable purchase rights to other shareholders, ss. 601(a) effectively precluded use of poison pills by Georgia corporations. To reverse this holding, and clarify that ss. 601(a) does not invalidate so-called


--------------------
(2) O.C.G.A.ss. 14-2-80(a) was the predecessor to GBCC section 601(a). Comment, O.C.G.A.ss. 14-2-601; Carney Aff.,P. 38. Section 601(a) provides that all shares of the same class must be treated equally.

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                                                                               7

"discriminatory" plans under which the bidder is treated differently than other shareholders, the Georgia legislature amended ss. 624 by adding the sentence beginning with "Nothing in Section 601 ...."(3)

         Thus, the language in ss. 624 cited by Healthdyne only reflects the legislature's judgment that discriminatory rights plans in general are not prohibited by ss. 601; it does not purport to address issues of the authority of boards vis-a-vis the shareholders. SEE Goldstein, GEORGIA CORPORATION LAW & PRACTICE, SUPRA, ss. 5.17 at p. 87 ("The GBCC provision is drafted to overrule the argument accepted by some courts that, under GBCC ss. 14-2-601, all shares of the same class or series need be treated alike."); Comment, O.C.G.A. ss. 14-2-624 ("[A]ny restrictions placed on the issuance of shares by Code section 14-2-601 should not be interpreted as applying to the issuance of rights, options, or warrants and the determination of their terms and conditions by the board of directors under subsection (a).") Section 624(c) does not bestow upon the board of directors "unfettered discretion to adopt whatever form of poison pill [that] might entrench the . . .Directors in power." Carney Aff.,P. 39. And, of course,ss. 624 does not in any way approve dead hand provisions.

         Second, while ss. 624(c) expressly overrides ss. 601, it does not even MENTION ss. 801(b) and ss. 1020(c) -- the statutory grant of authority to shareholders to adopt bylaws limiting board authority. The express reference to ss. 601, when contrasted with


----------------------
(3) For a detailed discussion of the legislative history behind ss. 624, SEE Carney Aff., P. P. 37-41.

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                                                                               8

the lack of any reference to ss. 801(b) or ss. 1020(c), compels the conclusion that ss. 624(c), while intended to override ss. 601, was not intended to overrule or modify ss. 801(b) or ss. 1020(c). Therefore, ss. 624(c) cannot be read to limit in any way shareholders' rights to adopt bylaws pursuant to ss. 801(b) and ss. 1020(c) limiting the board's authority regarding poison pill plans.

         Third, and finally, Healthdyne's extreme argument that the "sole discretion" language in ss. 624(c) -- which on its face speaks only to ss. 601 -- overrides all other Code sections leads to absurd results. For example, allowing directors unlimited discretion to set the terms and conditions of a company's rights plan would conflict with the strict provisions governing self-dealing transactions in GBCC ss.ss. 14-2-860 to 863. Healthdyne's strained interpretation of ss. 624 would allow directors to issue themselves rights on a discriminatory basis without either (1) approval by disinterested decision-makers (either disinterested directors or shareholders) or (2) bearing the burden of defending their actions in court as being fair to the corporation. O.C.G.A. ss.14-2-861(b). These results are plainly contrary to law.

         In short, through selective quotation and other sleight of hand, Healthdyne attempts to transform the actual language of ss. 624:

                  Nothing contained in Code Section 14-2-601 shall be deemed to limit the board of directors' authority to determine, in its sole discretion, the terms and conditions of the rights
                  ... issuable pursuant to this Code section....

into an imaginary provision that would read as follows:

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                                                                               9


                  The board of directors shall have the right to determine, in its sole discretion, terms and conditions of rights plans.... Nothing contained in any provision of the GBCC,
                  the articles of incorporation, or the bylaws shall be deemed to limit this grant of discretion to the board of directors.

Healthdyne, however, must abide by the Code as written. The Court should reject Healthdyne's unsupportable argument thatss. 624 trumps the entire GBCC, includingss.801(b) and its fundamental grant of power to shareholders to limit board authority in the bylaws. SEE Carney Aff.,P. 41.


         2.       HEALTHDYNE'S ARGUMENT THAT SHAREHOLDERS OF
                  A PUBLIC CORPORATION CANNOT DEFINE THE
                  AUTHORITY OF THE BOARD IS BASED ON A SPECIOUS
                  READING OF GBCC SECTION 731.

         Although ss. 801(b) and ss. 1020(c) expressly authorize bylaws which limit the board of directors' authority, Healthdyne contends that ss. 731(c) restricts such bylaws to privately-held corporations. Healthdyne Brief at 14. Healthdyne's tortured reasoning is that because ss. 731(c) authorizes certain shareholder agreements for privately-held companies, the statute -- purely by negative implication -- must preclude all such agreements for public companies. This strained and illogical argument fails for a variety of reasons.

                  A. HEALTHDYNE'S INTERPRETATION IGNORES THE PURPOSE OF SECTION 731 -- TO PERMIT ACTION BY PRIVATELY HELD CORPORATIONS.

         Section 731(c) provides:

                  Except in cases where the shares of the corporation are listed on a national securities exchange or regularly quoted in the markets maintained by security dealers or brokers, no written agreement by all the shareholders, whether embodied in the articles of incorporation or bylaws or in any agreement

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                                                                              10



                  in writing, which relates to any phase of the affairs of the corporation, whether to the management of its business or to the division of its profits or otherwise, shall be invalid as among the shareholders on the ground that it eliminates a board of directors, authorizes director proxies or weighed voting rights for directors, or is AN ATTEMPT TO RESTRICT THE DISCRETION OR POWERS OF THE BOARD OF DIRECTORS IN ITS MANAGEMENT OF THE BUSINESS OF THE CORPORATION AS IF IT WERE A PARTNERSHIP OR TO ARRANGE THE RELATIONSHIPS OF SHAREHOLDERS IN A MANNER THAT WOULD BE APPROPRIATE ONLY BETWEEN PARTNERS.

O.C.G.A. ss. 14-2-731(c) (emphasis added). The express language of the statute, the Comment to the statute, and the authorities interpreting statutes on which ss. 731(c) was based, all demonstrate that ss. 731(c) was intended only to "provide a safe harbor for close corporations to vary their management arrangements in any way they might see fit, including arrangements that stripped the board of all authority and placed it in the shareholders' hands." Second Carney Aff., P. 7. In other words, ss. 731(c) provides only that if all the shareholders of a closely held corporation decide to eliminate or limit a board of directors, these actions will not be invalid on that ground alone.

         The Georgia legislature patterned ss. 731(c) -- first adopted in 1968 -- after similar statutes adopted in the 1950s and 60s in New York, North Carolina, and South Carolina. SEE Comment, O.C.G.A. ss. 14-2-120 (predecessor of O.C.G.A. ss. 14-2-731). Authorities interpreting North Carolina's statute, section 55-73(b)(recodified as N.C. Stat. Sec. 55-7-31)(4), recognized that

---------------------
(4) The North Carolina statute (section 55-73(b)) was the first statute of its kind. It provided:

                                                                (continued...)

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                                                                              11


the statute "merely provides that a shareholders' agreement in which the parties seek to deal with affairs of the corporation in a manner which would be appropriate only between partners, is not invalid for that reason." BLOUNT V. TAFT, 246 S.E.2d 763, 772 (N.C. 1978). SEE ALSO, Elvin R. Latty, THE CLOSE CORPORATION AND THE NEW NORTH CAROLINA BUSINESS CORPORATION ACT, 34 N.C.L. Rev. 432, 439 (1955)(North Carolina's statute "furnish[ed] shareholders a legal framework within which partnership-like arrangements having a reasonable business purpose could be worked out with a substantial assurance of legal validity."). The North Carolina statute thus overruled those cases invalidating shareholder agreements on the basis that they made the corporation run like a partnership. SEE, E.G., JACKSON V. HOOPER, 75 A. 568, 571 (N.J. Ct. Err. & App.
1910) (shareholders "cannot be partners INTER SESE and a corporation to the rest of the world."); KAPLAN V. BLOCK, 31


-----------------------
(4)(...continued)
          Except in cases where the shares of the corporation are at the time or subsequently become generally traded in the markets maintained by securities dealers or brokers, no written agreement to which all of the shareholders have actually assented, whether embodied in the charter or bylaws or in any side agreement in writing and signed by all the parties thereto, and which relates to any phase of the affairs of the corporation, whether to the management of its business or division of its profits or otherwise, shall be invalid as between the parties thereto, on the ground that it is an attempt by the parties thereto to treat the corporation as if it were a partnership or to arrange their relationships in a manner that would be appropriate only between partners . . . . A transferee of shares covered by such agreement who acquires them with knowledge thereof is bound by its provisions.

S.E.2d 893, 896 (Va. 1944)(corporation cannot have partner-like management agreements).

         Statutes such as GBCC ss. 731(c) and N.C. 55-73(b) -- which INSULATE unanimous agreements by shareholders of a small, privately held corporation from attack on the grounds that they made the corporation run like a partnership -- do not purport to and cannot PROHIBIT non-unanimous agreements, bylaws, or other arrangements by shareholders in publicly held companies restricting the board's authority:

                  Conversely, the provision [N.C. 55-73(b)] does not limit validation of [other] agreements [limiting board power] to those that meet the language of this statutory provision. So, unless the Court goes out of its way to read in a negative implication, the Court might still validate, at least as against certain parties, a side agreement that has NOT been signed by all, or that is NOT in writing, etc., as the circumstances of the case may appear to require.

Latty, SUPRA, at 439 (emphasis original).(5)

         Finally, no court interpreting similar statutes in other states has ever held that those statutes block the shareholders of


-------------------
(5) Even if ss. 731(c) could be read to prohibit certain agreements, the statute would not bar the Proposed Bylaw. Several commentators have opined that statutes resembling ss. 731(c) only regulate agreements which fundamentally alter the traditional power of the board of directors. SEE, E.G., Official Comment, Model Business Corporation Act ss. 7.32 (statute overrules cases which invalidated shareholder agreements because the agreements "sterilized" the board's authority). Invacare's Proposed Bylaw, however, does not "sterilize" Healthdyne's board. The Proposed Bylaw has no effect whatsoever on the authority of Healthdyne's board to run its day-to-day operations or to make policy decisions such as how to raise capital and what lines of business to pursue. Nor does it limit the board's authority to adopt a poison pill. Instead, the proposal simply precludes the incumbent Board from taking illegal action by exercising the Dead Hand Provision. It is not within the "traditional power" of boards to break the law.

public companies from adopting a bylaw limiting the power of the board of directors. Instead, statutes such as O.C.G.A. ss. 14-2-731 have been applied only to validate partnership-type agreements in the context of close corporations. SEE BLOUNT, 246 S.E.2d at 772. Particularly telling here is the complete absence of any case law supporting Healthdyne's unprincipled argument.

                  B.       THE TEXT OF AND COMMENTS TO SS. 801(B)
                           AND SS. 1020(C) ALSO UNDERMINE HEALTHDYNE'S
                           SS. 731(C) ARGUMENT.

         The text of ss. 801(b) and ss. 1020(c) -- the statutory authority for shareholders to limit board power -- contain no reference to ss. 731(c). In contrast, ss. 801(A), which requires companies to "have a board of directors", expressly exempts this requirement if the company has "a written agreement meeting the requirements of Code section 14-2-731." Section 801(A)'s express reference to ss. 731, coupled with the lack of any reference to ss. 731 in ss. 801(B) and ss. 1020(c), is further demonstration that ss. 731 was not intended to limit the GBCC's fundamental allocation of power to shareholders to limit board authority. SEE, E.G., MORTON V. BELL, 264 Ga. 832, 452 S.E.2d 103, 104
(1995) (noting "the venerable principle of statutory construction EXPRESSIO UNIUS EST EXCLUSIO ALTERIUS: the express mention of one thing implies the exclusion of another"). Thus, contrary to Healthdyne's contention, the right to adopt bylaws which restrict the board's authority is not limited to shareholders of privately held companies. The Comment to ss. 801(b), which states that ss. 801(b) applies to "all varieties of corporations", including "small corporations" and larger "publicly held corporations" reinforces this conclusion.

         Healthdyne's reliance on the suggestion in the Comment to ss. 801(b) that the section should be read "in conjunction with section 731(c)" does not alter the analysis. Again, the Comment simply states that "IN ORDER TO BE INSULATED FROM ATTACK AS AN ATTEMPT TO MANAGE THE CORPORATION AS IF IT WERE A PARTNERSHIP," an agreement restricting the power of the board must be approved by all of the shareholders. Comment, O.C.G.A. ss. 14-2-801 (emphasis added). Since the Proposed Bylaw cannot credibly be characterized "as an attempt to manage [Healthdyne] as if it were a partnership," Second Carney Aff., P. 7 (citation omitted), the reference to ss. 731(c) is irrelevant here.

                  C.       GBCC SS. 1022 EXPRESSLY REFUTES
                           HEALTHDYNE'S CONTENTION THAT SS. 731(C)
                           REQUIRES UNANIMOUS SHAREHOLDER APPROVAL.

         Healthdyne argues in the alternative that, under ss. 731(c), any bylaw restricting the authority of the board must receive unanimous shareholder approval. Healthdyne Brief at 14. However, the express language of ss. 1022 refutes this contention.

         Under O.C.G.A. ss. 14-2-1022(a)(1), bylaw amendments fixing a greater quorum or voting requirement for the board of directors may be adopted "by the affirmative vote of a majority of the votes entitled to be cast" by the shareholders. This statute contains no reference to ss. 731(c). Thus, ss. 1022 makes clear that a bylaw amendment which restricts the board's authority does not require unanimous shareholder approval.(6)


----------------------
(6) SEE ALSO Comment, O.C.G.A. ss. 14-2-1020 (stating that plurality of shares voting when a quorum present is sufficient to amend the bylaws).

                 D. HEALTHDYNE'S INTERPRETATION OFSS. 731(C) CONFLICTS WITH
                    OTHER GBCC PROVISIONS PERMITTING SHAREHOLDER LIMITATION OF BOARD AUTHORITY.

         Healthdyne's argument that ss. 731(c) prohibits public company shareholders from ever limiting the power of the board flies in the face of numerous other provisions of the GBCC that expressly permit such limitations without any reference to ss. 731(c). For example, O.C.G.A. ss. 14-2-202(b)(2)(B) and (C) authorize the articles of incorporation or bylaws to contain provisions regarding managing the business and regulating the affairs of the corporation, and defining, limiting, and regulating the powers of the corporation, its board of directors, and shareholders. In addition, O.C.G.A. ss. 14-2-621(a) allows the shareholders to reserve to themselves the powers granted to the board of directors to approve the issuance of shares. O.C.G.A. ss. 14-2-640(a) allows the articles of incorporation or bylaws to limit the power of directors to authorize distributions to shareholders.(7)

         As noted in the affidavit of Invacare's Georgia Business Corporation Code expert, Professor William Carney of the Emory Law


------------------------
(7) SEE ALSO O.C.G.A. ss. 14-2-810(a) (either the articles of incorporation or a bylaw approved by the shareholders may limit the power of directors to fill vacancies on the board); O.C.G.A. ss. 14-2-811 (either the articles of incorporation or bylaws may eliminate the power of the board of directors to fix its own compensation); O.C.G.A. ss. 14-2-820 (the articles of incorporation or bylaws may limit the power of the board to permit directors to participate in meetings by electronic means); O.C.G.A. ss. 14-2-825(a) (the articles of incorporation or bylaws may limit the power of the board to create committees); O.C.G.A. ss. 14-2-1002 (the articles of incorporation may limit the power of the board to adopt certain amendments to the articles of incorporation without shareholder approval); and O.C.G.A. ss. 14-2-1020 (the articles of incorporation may reserve the power to amend bylaws exclusively to the shareholders, and shareholders may amend a provision of the bylaws to provide that it may not be amended by the board of directors); Second Carney Aff. P. 15.

School, if there were truly an intention to prohibit the shareholders of public companies from restricting board power, "[o]ne would have expected each of these sections to be prefaced by language to the effect that 'subject to the provisions of Code Section 731(c) ....' The GBCC is rife with such references, but not in any of these sections treating limitations on the power of the board." Second Carney Aff., P. 16.

         Healthdyne concedes that statutes "must be viewed so as to make all its parts harmonize and give a sensible and intelligent effect to each part." Healthdyne Brief at 18. Healthdyne's interpretation of ss. 731(c) -- that it prohibits the shareholders of publicly held companies from adopting bylaws which restrict board authority -- conflicts with numerous other provisions in the GBCC which expressly provide that shareholders may restrict the powers of the board. To avoid these unnecessary conflicts, the Court should reject Healthdyne's interpretation of ss. 731(c).

         Finally, it is critical to note that Healthdyne's ss. 731(c) argument, if true, does not simply prohibit limitations on the authority of the board in the BYLAWS, it also prohibits such limitations in the ARTICLES OF INCORPORATION of a public company. Both ss. 801(b) and ss. 731(c) refer to the articles of incorporation and the bylaws. Accordingly, under Healthdyne's proposed interpretation, if Healthdyne shareholders unanimously approved a charter provision under which the board could not cause the company to go into the coal mining business, that limitation would be ineffective. To take another example, if a Georgia public corporation were a mutual fund, a limitation in its charter to the effect that the board did not have authority to invest the corporation's funds in derivative securities would likewise be ineffective. These ridiculous consequences of Healthdyne's strained interpretation of ss. 731(c) demonstrate the absurdity of reading ss. 731(c) to eliminate a host of fundamental safeguards under the GBCC for shareholders of all Georgia corporations -- public or private.

          C. THE RECENT FLEMING DECISION AFFIRMS THE RIGHT OF SHAREHOLDERS TO MAKE BYLAW PROPOSALS LIMITING THE USE OF POISON PILLS.

         A recent federal court decision from Oklahoma explicitly recognized the right of shareholders to propose bylaws broadly limiting the use of poison pills. INTERNATIONAL BROTHERHOOD OF TEAMSTERS V. FLEMING COMPANIES, INC., 1997 U.S. Dist. LEXIS 2980 (W.D. Okl. Jan. 24, 1997), attached as Exhibit B. In anticipation of Fleming's 1997 annual shareholders meeting, the Teamsters submitted a proposal to amend Fleming's bylaws to redeem the poison pill and to require that any future pill be approved by a majority of shareholders. Fleming responded that the Teamsters' proposal was not a proper subject for action by shareholders under Oklahoma law. The Teamsters submitted a binding shareholder proposal for inclusion in the 1997 proxy materials that would enact a new bylaw requiring shareholder approval before any pill could be maintained.

         Fleming filed a complaint seeking a declaration that the proposal was not a proper subject for shareholder action under Oklahoma law and moved for summary judgment. The Teamsters

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                                                                              18


counterclaimed and cross-moved for summary judgment seeking a declaration that the proposal was proper under Oklahoma law.

         Ruling from the bench in what it termed "an issue of great importance", the district court granted the Teamsters' cross-motion and ordered Fleming to include the shareholder resolution in its 1997 proxy materials. Transcript of Proceedings of Jan. 14, 1997 ("Tr.," copy attached as part of Ex. B) at 30. The court acknowledged that under Oklahoma law -- which both parties admitted was patterned after Delaware law(8) -- the directors had "the power to adopt any [shareholder rights] plan they wish" (presumably as long as it was not illegal) but agreed with the Teamsters' contention "that after the directors do that, after they take that action, then the shareholders, through the device of bylaws, would have a right of review." Tr. at 31.

         The court expressed reluctance about the directors having exclusive authority to adopt and redeem shareholder rights plans: "without any effective shareholder review, the power in question is granted to directors, it's granted with finality, and it's thereby vested in that constituency in corporate governance that is most likely to be viewing the situation in light of self-interest, and I have reservations about that." ID. The court added that "the very purpose of a poison pill is producing an effect on the marketability of shares ... I have reservations ... that there should be any effect on marketability of shares which


-------------------
(8) SEE Tr. at 9 (Teamsters citing Delaware cases and statutes); Tr. at 26 (Fleming citing proposition "under both Oklahoma and Delaware law").

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                                                                              19


is beyond the cognizance of the shareholders, who are the people who really care about the marketability of shares." ID. at 32.

         Although the governing corporate provisions and issues in FLEMING differ slightly from those involved in this case, FLEMING stands as a recent example of a court affirming the ultimate right of the shareholders to decide for themselves whether the use of poison pills by management should be limited. Moreover, that court's concerns about exclusive power over poison pills being "vested in the constituency ... that is most likely to be viewing the situation in light of self-interest" apply with even greater force here, where the issue is not a basic poison pill subject to attack in an election contest, but the far more onerous Dead Hand Provision which the current Healthdyne board enacted in order to be insulated from a shareholder vote.9/ Thus, the FLEMING case is compelling authority that the Proposed Bylaw is a proper subject for shareholder action and that Healthdyne's motion for summary judgment should be denied.

                                 IV. CONCLUSION

         For the reasons stated herein, the Court should enter an order denying Healthdyne's motion for summary judgment, granting Invacare's cross-motion for summary judgment, and providing that

---------------------
(9) Healthdyne cannot sustain its melodramatic claim that the Dead Hand Provision is necessary to save the shareholders from being "coerced" into accepting a "grossly inadequate" offer. Invacare's Offer has been outstanding over four months. It has been continuously scrutinized by numerous analysts and the media. There is precisely zero evidence that Healthdyne shareholders, many of whom are sophisticated institutions, are being "coerced". Nor has Healthdyne advanced one single argument why a poison pill WITHOUT a dead hand provision is inadequate protection against any alleged coercion.

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the Proposed Bylaw is a valid exercise of shareholder authority under Georgia law.

         Dated: June 2, 1997.

                                                     KING & SPALDING


                                                     /s/ Michael Smith
                                                     --------------------------
                                                     M. Robert Thornton
                                                     Georgia Bar No. 710475
                                                     Michael R. Smith
                                                     Georgia Bar No. 661689
                                                     David J. Onorato
                                                     Georgia Bar No. 553826

191 Peachtree Street, N.E.                           Attorneys for Plaintiffs
Atlanta, Georgia  30303                              Invacare Corporation and
Telephone: (404) 572-4600                            I.H.H. Corp.
Facsimile: (404) 572-5100